Exhibit 99.(p)(6)

Steinberg Global Asset Management LTD.

CODE OF ETHICS

I.  Introduction

A primary duty of all directors, officers and employees of Steinberg Global Asset Management, Ltd. (“The Adviser”) and its affiliated companies, when dealing with investment advisory clients, is to conduct themselves in conformance with the highest ethical standards.  Thus, no directors, officers or employee of the Adviser shall engage in any activity that could result in an actual, potential or perceived conflict of interest, and must avoid any action which may be perceived as a breach of trust.

This Code of Ethics (“Code”) an the accompanying Policy and Procedures Designed To Detect and Prevent Insider Trading sets forth the policies concerning the purchase or sale of securities by directors, officers or employees or their family members.  It further sets forth the procedures to be used to report the purchase or sale of any securities by such person.  This Code is designed to ensure compliance with the requirements of Section 204A and 204 of the Investment Advisers Act of 1940 (“The Act”) and Rule 204-2(a)(12) thereunder and to prevent the misuse of material non-public information.

II.  Definitions

A.  “The Adviser” means Steinberg Global Asset Management, Ltd.

B.  “Security” shall mean, in addition to any stock or bond, any warrant or option to buy or sell any security and any warrant for, option in, or security immediately convertible to that security.  The term security does not include securities issued by the U.S. Government, state or municipal governments, bankers acceptances, bank certificates of deposit, commercial paper, and capital shares of registered open-end investment companies.

C.  “Advisory Client”, means any individual, group of individuals, partnership, trust or company, including a registered investment company for whom the Adviser acts as investment adviser.

D.  “Advisory Person” means any director, officer or employee of the Adviser or any company in a control relationship to the Adviser, who, in connection with his/her regular functions or duties, makes any recommendation for the purchase or sale of a security, or participates in the determination of which recommendation shall be made, or obtains any information concerning which securities are being recommended to be purchased or sold on behalf of Advisory Clients.

E.  “Control” shall have the same meaning as set forth in The Act.

F.  A security is “being considered for purchase or sale” when a recommendation to purchase or sell a security has been made and communicated and, with respect to the person making the recommendation, when such a person seriously considers making such a recommendation.

G.  “Affiliated Account” means the account of any family member as defined herein; the account for which any Advisory Person is a custodian or trustee; the account of any partnership, joint venture, trust or other entity in which an Advisory Person or his/her family member has a beneficial interest; the account of a director or officer of a mutual find Advisory Client.

H.  “Family Member” means the spouse, minor child, parent or sibling of an Advisory Person, and any adult related by blood or marriage who resides in the same household or any minor child or other relative dependent for financial support upon a director, officer or employee.

I.  “Beneficial Interest” means an interest whereby a person can, directly or indirectly, control the disposition of a security or derive a monetary or other benefit form the purchase, sale or ownership of a security.

III.  Prohibitions

1.  No Advisory Person may purchase or sell, directly or indirectly, for his/her personal account or an Affiliated Account, a Security in which he/she, by reason of such transaction acquires any beneficial interest which he/she knew, or in the exercise of reasonable prudence, should have known at the time of the purchase or sale;

A.  Is being considered or is likely to be considered in the near future for the purchase or sale for an Advisory Client.

B.  Is being purchased for an Advisory Client.

2.  No Advisory Person, except in the course of his/her duties, reveal to any other person any information regarding securities transactions being considered, recommended or executed on behalf of Advisory Clients.

3.  No Advisory Person shall purchase or sell securities while in possession of material non-public information nor shall any Advisory Person or employee communicate material non-public information to another person.

4.  No Advisory Person may have a direct or indirect beneficial interest in a brokerage account or similar account in which securities or commodities may be traded with any financial institution other than Bear Stearns.  Exceptions to this prohibition may be granted by the Compliance Supervisor.  Should an exception be granted, The Advisory Person will be required to assure that duplicate copies of all confirmations and monthly brokerage statements are sent to the Compliance Supervisor.

IV.  Exempted Transactions

The Prohibitions of Section III of this Code shall not apply to the following transactions:

A.  Purchases or sales effected in any account over which the Advisory Person has no direct or indirect influence or control.

B. Purchases or sales which are not eligible for purchase or sale by Advisory Clients.

C. Purchases or sales which are non-volitional on part of the Advisory Person.

D. Purchases or sales of securities which are part of an automatic dividend reinvestment plan.

E.  Purchases of securities effected upon by the exercise or rights issued by an issuer pro rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer, and sales of such rights so acquired.

F. Purchases or sale which receive the prior approval of the Compliance Officer because they are not potentially harmful to any Advisory Client’s interest since they would be unlikely to affect a highly institutional market or they clearly are not related economically to the securities or futures contracts to be purchased, sold or held by an Advisory Client.

V.  Procedures

1.  All Advisory Persons will receive and acknowledge receipt of this Code.

2.  All Advisory Persons shall, no later than ten days after the end of each calendar quarter, complete a Securities Transaction Report and submit this to the Compliance Supervisor.  This report must be completed whether or not any securities transactions occurred.

VI.  Duties of the Compliance Officer

The administration of the duties and obligations imposed by this Code shall be the responsibility of the Compliance Supervisor.  The duties include:

1.  Maintenance of a current list of all Advisory Persons.

2.  Review of Reports of Securities Transactions by Advisory Persons, and any other records deemed necessary, with a view toward assurance of compliance with this Code.

3.  Furnishing to all Advisory Persons a copy of this Code and issuing, either personally or with the assistance of counsel, interpretations of this Code.

4.  Maintain, or cause to be maintained, in an easily accessible place, for a period of not less than five (5) years; (I) a copy of this Code; (II) a record of any violation of this Code and any action taken as a result of such violation; (III) a list of all persons, who, within the last five years have been required to make reports pursuant to this Code; (IV) a copy of all reports filed pursuant to this Code.

All Advisory Persons are charged with reporting any violation of this Code to the Compliance Supervisor.

Acknowledgment of Receipt of this Code:

Date:

Print Name